LUSE GORMAN, PC

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writer's direct dial number	writer’s e-mail
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October 23, 2018

Via EDGAR

David Gessert

Special Counsel

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rhinebeck Bancorp, Inc.

Registration Statement on Form S-1
Filed September 10, 2018
File No. 333-227266

Dear Mr. Gessert:

On behalf of Rhinebeck Bancorp, Inc. (the “Company”), filed herewith is Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated October 3, 2018. To aid your review, the Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement also includes a “Recent Developments” section containing unaudited financial information as of and for period ended September 30, 2018, beginning on page 30 of the prospectus.

General

1.           Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor any person authorized to act on its behalf has provided or intends to provide potential investors with any written communications contemplated by Section 5(d) of the Securities Act.

David Gessert

October 23, 2018

How We Determined the Offering Range and the $10.00 per Share Offering Price, page 5

2.            It appears the valuation of peer group companies in the first table on page 6 is shown on a fully-converted basis. If so, please revise to clarify in the table and in the disclosure preceding the table that only the selected pricing ratios for Rhinebeck Bancorp are presented on a non-fully converted basis. Also, please discuss the impact of full or partial conversion on the comparability of the peer group information to the information about the company. If you have made adjustments to the earnings or book values of the peer group companies for purposes of this comparison, please clarify.

Additional disclosure has been added on page 6 of the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations Delinquent Loans, page 66

3.           Please disclose delinquent information for the indirect automobile lending program given its significance and your future plans to grow this lending.

The delinquency table on page 72 of the prospectus has been revised to provide information for the indirect automobile lending program.

Allowance for Loan Losses, page 69

4.            Please disclose indirect automobile loan charge-offs and recoveries for the periods presented.

The table on page 75 of the prospectus has been revised to provide information for the indirect automobile lending program.

* * *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Scott A. Brown
Scott A. Brown

Enclosure

cc:	Pam Long, Securities and Exchange Commission

Marc Thomas, Securities and Exchange Commission
Gus Rodriguez, Securities and Exchange Commission
Michael J. Quinn, Rhinebeck Bancorp, Inc.
Eric Luse, Luse Gorman, PC
Elizabeth A. Cook, Luse Gorman, PC